FILER:

 COMPANY DATA:
 COMPANY CONFORMED NAME:              ALLIANT ENERGY CORPORATE SERVICES, INC
 CENTRAL INDEX KEY:
 STANDARD INDUSTRIAL CLASSIFICATION:
 IRS NUMBER:
 STATE OF INCORPORATION:
 FISCAL YEAR END:

 FILING VALUES:
 FORM TYPE:                           U-6B-2
 SEC ACT:
 SEC FILE NUMBER:
 FILM NUMBER:

 BUSINESS ADDRESS:
 STREET 1:                            4902 N Biltmore Lane
 CITY:                                MADISON
 STATE:                               WI
 ZIP:                                 53718
 BUSINESS PHONE:                      608-458-3311

 MAIL ADDRESS:
 STREET 1:                            P.O. BOX 77007
 CITY:                                MADISON
 STATE:                               WI
 ZIP:                                 53707




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D. C. 20549

                                   FORM U-6B-2

                           Certificate of Notification

                     ALLIANT ENERGY CORPORATE SERVICES, INC.
              (Formerly known as "Alliant Services Company, Inc.")

     This certificate is filed by Alliant Energy Corporate Services, Inc.("Servco") on behalf of itself and Alliant Energy Integrated Services Company,("AEIS")(formerly "Alliant Energy Industrial Services, Inc."), Alliant Energy Field Services, Alliant Energy Integrated Services Company, Alliant Energy Integrated Services-Energy Management LLC, Alliant Energy Integrated Services-Energy Solutions LLC, Alliant Energy International, Inc.("AEI")(formerly "IES International Inc."), Alliant Energy Investco, Inc.("Investco")(formerly "IES Investco Inc."), Alliant Energy Investments, Inc. ("Investments")(formerly "IES Investments Inc."), Alliant Energy Resources Inc.("AER"), Alliant Energy Transportation, Inc.("AET")(formerly "IES
Transportation Inc."), Capital Square Financial Corporation("CSFC"), Cedar Rapids and Iowa City Railway Company("CRANDIC"), Energys, Inc., Energy Performance Services, EUA Cogenex, Heartland Energy Group, Heartland Properties,("HPI"), Heartland Energy Services, Inc.("HES"), IEA Delaware, IEI Barge Services Inc.("Barge"), Industrial Energy Applications, Inc.("IEA"), Iowa Land & Building Company("ILBC"), Prairie Ridge Business Park, LP("Prairie"), RMT, Inc., Schedin & Associates, Inc.("Schedin"), SVBK consulting Group, Inc., Transfer Services, Inc ("Transfer")(formerly "IES Transfer Services Inc."), Village Lakeshares Inc.("Village"), Whiting Petroleum Corporation("Whiting"), and Williams Bulk Transfer.

     This certificate is notice that Alliant Energy Resources, Inc., during the period from July 1, 2002 through September 30, 2002, has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48 Paragraph 36,621].

1. Type of the security - Commercial paper notes issued by Alliant Energy Resources, Inc.

2.  Issue, renewal or guaranty - New Issues

3.  Principal amount - See Schedule 1

4.  Rate of interest - See Schedule 1

5. Date of issue, renewal or guaranty - From July 1, 2002 through September 30, 2002

6.  If renewal of security, give date of original issue - Not Applicable

7.  Date of maturity of each security - various ranging from 1 day to 76 days.


8.  Name of the person to whom each security was issued, renewed or guarantied:
    Cede & Co.

9.  Collateral given with each security:  None

10. Consideration received for each security:  See Schedule 1

11. Application of proceeds of each security:  See Schedule 1

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of
    Section 6(a) because of
    a.   the provisions contained in the first sentence of 6(b),  :
    b.   the provisions contained in the fourth sentence of 6(b),  :
    c. the provisions contained in any rule of the commission other than Rule U-48, : X

13. Not Applicable

14. Not Applicable

15  Exempt from provisions of 6(a) under Rule 52.


                                       ALLIANT ENERGY CORPORATE SERVICES, INC.

Date:  November 11, 2002          By:   /s/ Thomas Hanson
       --------------------            ---------------------------------------
                                       Thomas Hanson, VP - Treasurer



                                   Form U-6B-2
                                   Schedule 1

                     ALLIANT ENERGY CORPORATE SERVICES, INC.

               PERIOD FROM JULY 1, 2002 THROUGH SEPTEMBER 30, 2002

1. During the period from July 1, 2002 through September 30, 2002, Alliant Energy Resources, Inc. issued commercial paper to fund borrowings of participants from the Non-Utility Money Pool as follows:

                          July              Aug                 Sept               Quarter
                      -----------------------------------------------------------------------------
Beginnning Balance     $576,371,000       $582,116,000      $576,796,000        $576,371,000
CP Issued              $714,500,000     $1,183,192,000      $935,830,000      $2,833,522,000
CP Matured             $708,755,000     $1,188,512,000      $921,931,000      $2,819,198,000
Ending Balance         $582,116,000       $576,796,000      $590,695,000        $590,695,000




2.       The weighted average interest rate for the period was as follows:

            July           2.129%
            August         2.090%
            September      2.147%
            Quarter        2.122%


3. During the period indicated above, Alliant Energy Corporate Services, Inc. ("Services") acted as agent for Alliant Energy Resources, Inc. in the management and coordination of the Non-Utility Money Pool. For each participant in the Non-Utility Money Pool, the principal amount of net short-term borrowings and (repayments) by month during the Reporting Period are as follows:

                                             Beginning      Borrowing/        Ending
Participant                        Month      Balance       (Repayment)       Balance
------------------------------------------------------------------------------------------

Alliant Energy                    July         474,697.94      (15,330.21)     490,028.15
Field Services                    August       490,028.15      (16,166.84)     506,194.99
                                  Sept         506,194.99      (15,149.49)     521,344.48

Alliant Energy                    July       7,523,097.01     (214,258.89)   7,737,355.90
Integrated Services Company       August     7,737,355.90     (260,046.12)   7,997,402.02
                                  Sept       7,997,402.02     (377,572.95)   8,374,974.97

Alliant Energy                    July      12,470,670.40     (170,438.29)  12,641,108.69
Integrated Services Company       August    12,641,108.69     (169,552.10)  12,810,660.79
Energy Management LLC             Sept      12,810,660.79      (31,308.07)  12,841,968.86

Alliant Energy                    July       4,678,707.54     (100,430.09)   4,779,137.63
Integrated Services Company       August     4,779,137.63      (83,568.82)   4,862,706.45
Energy Solutions LLC              Sept       4,862,706.45      (89,737.11)   4,952,443.56

Alliant Energy                    July     462,973,833.82   (3,978,612.57) 466,952,446.39
International, Inc.               August   466,952,446.39   (2,608,143.47) 469,560,589.86
                                  Sept     469,560,589.86   (1,591,789.70) 471,152,379.56

Alliant Energy                    July      55,394,795.92     (228,887.88)  55,623,683.80
Investments, Inc.                 August    55,623,683.80     (332,497.91)  55,956,181.71
                                  Sept      55,956,181.71      (30,193.81)  55,986,375.52

Alliant Energy                    July        (184,315.73)         707.61     (185,023.34)
Transportation, Inc.              August      (185,023.34)         708.83     (185,732.17)
                                  Sept        (185,732.17)          (0.01)    (185,732.16)

Capital Square                    July      (4,644,564.09)       7,024.90   (4,651,588.99)
Financial Corp.                   August    (4,651,588.99)    (205,277.28)  (4,446,311.71)
                                  Sept      (4,446,311.71)    (421,321.31)  (4,024,990.40)

Cedar Rapids &                    July      (2,391,431.64)   2,437,452.30   (4,828,883.94)
Iowa City Railway                 August    (4,828,883.94)     840,355.71   (5,669,239.65)
                                  Sept      (5,669,239.65)    (241,750.45)  (5,427,489.20)

Energys, Inc.                     July         833,874.66       57,580.19      776,294.47
                                  August       776,294.47       39,669.38      736,625.09
                                  Sept         736,625.09      (37,841.53)     774,466.62

Energy Performance Services       July      17,128,999.87       99,551.89   17,029,447.98
                                  August    17,029,447.98       (4,640.22)  17,034,088.20
                                  Sept      17,034,088.20      (61,640.16)  17,095,728.36

EUA Cogenex                       July      73,498,421.02   (1,409,334.12)  74,907,755.14
                                  August    74,907,755.14    3,298,670.13   71,609,085.01
                                  Sept      71,609,085.01     (783,321.64)  72,392,406.65

Heartland Energy                  July      19,377,818.06   (3,098,386.57)  22,476,204.63
Group                             August    22,476,204.63    2,372,446.11   20,103,758.52
                                  Sept      20,103,758.52     (918,392.27)  21,022,150.79

Heartland                         July      (5,417,055.53)    (125,288.84)  (5,291,766.69)
Properties, Inc.                  August    (5,291,766.69)    (117,093.27)  (5,174,673.42)
                                  Sept      (5,174,673.42)   1,331,534.77   (6,506,208.19)

HES                               July       2,043,304.80       (9,069.80)   2,052,374.60
                                  August     2,052,374.60       (8,010.03)   2,060,384.63
                                  Sept       2,060,384.63         (149.30)   2,060,533.93

IEA Delaware                      July      14,557,524.49       92,707.29   14,464,817.20
                                  August    14,464,817.20      (55,440.83)  14,520,258.03
                                  Sept      14,520,258.03      197,950.00   14,322,308.03

IEI Barge                         July       4,433,147.82     (160,846.58)   4,593,994.40
Services, Inc.                    August     4,593,994.40      313,665.79    4,280,328.61
                                  Sept       4,280,328.61      (80,111.71)   4,360,440.32

Industrial Energy                 July      26,328,266.22     (818,569.00)  27,146,835.22
Applications, Inc.                August    27,146,835.22      117,500.69   27,029,334.53
                                  Sept      27,029,334.53      480,770.52   26,548,564.01

Iowa Land & Building              July        (888,620.90)     400,058.80   (1,288,679.70)
Company                           August    (1,288,679.70)      68,618.37   (1,357,298.07)
                                  Sept      (1,357,298.07)     303,691.99   (1,660,990.06)

Prairie Ridge                     July          36,374.22         (330.60)      36,704.82
Business Park, L.P.               August        36,704.82         (284.46)      36,989.28
                                  Sept          36,989.28          (18.56)      37,007.84

RMT, Inc.                         July      (6,324,011.77)   1,504,126.20   (7,828,137.97)
                                  August    (7,828,137.97)   1,021,439.07   (8,849,577.04)
                                  Sept      (8,849,577.04)    (872,501.91)  (7,977,075.13)

Schedin &                         July               0.00            0.00            0.00
Associates, Inc.                  August             0.00            0.00            0.00
                                  Sept               0.00            0.00            0.00

SVBK Consulting                   July               0.00            0.00            0.00
Group, Inc.                       August             0.00            0.00            0.00
                                  Sept               0.00            0.00            0.00

Transfer                          July        (128,421.87)      46,795.64     (175,217.51)
Services, Inc.                    August      (175,217.51)      13,632.05     (188,849.56)
                                  Sept        (188,849.56)      32,899.55     (221,749.11)

Village Lakeshares,               July       1,966,665.16       71,256.82    1,895,408.34
Inc.                              August     1,895,408.34       86,024.40    1,809,383.94
                                  Sept       1,809,383.94      140,614.30    1,668,769.64

Whiting Petroleum                 July     246,129,549.33      707,008.59  245,422,540.74
Corporation                       August   245,422,540.74  (33,323,154.96) 278,745,695.70
                                  Sept     278,745,695.70    6,014,760.82  272,730,934.88

Williams Bulk                     July       4,897,560.31       41,621.01    4,855,939.30
Transfer                          August     4,855,939.30       21,312.96    4,834,626.34
                                  Sept       4,834,626.34       45,004.43    4,789,621.91



4. During the period indicated above, the participants in the Non-Utility Money Pool used borrowings from the pool for financing acquisitions and investments and for general corporate purposes.

5. During the period indicated above, the participants in the Non-Utility Money Pool were engaged in the following types of business:

        a. Alliant Energy Field Services, LLC. - Holding Company for a partial interest in gas pipe-line investments.

        b.  Alliant Energy Integrated Services Company - Holding Company.

        c. Alliant Energy Integrated Services-Energy Management LLC - Provides energy information services.


        d. Alliant Energy Integrated Services-Energy Solutions LLC - Provides energy consulting and solutions.


        e. Alliant Energy International, Inc.(formerly "IES International Inc.") - Investments in foreign utilities.


        f.  Alliant Energy Investments, Inc. (formerly "IES Investments Inc.")
             - Holding company for miscellaneous investments in real estate and venture capital.

        g. Alliant Energy Resources Inc. - Holding company for non-utility subsidiaries of AEC.

        h. Alliant Energy Transportation, Inc. (formerly "IES Transportation Inc.") - Holding company for transportation related subsidiaries.


        i.  Capital Square Financial Corp. - Financing services.

        j. Cedar Rapids and Iowa City Railway Company - Short-line freight railway.

        k.  Energys, Inc. - Installation and service of energy systems.

        l. Energy Performance Services, Inc. - Provides resources to reduce energy consumption & related operating costs to industrial, institutional & federal government entities.

        m. EUA Cogenex - Provides resources to reduce energy consumption & related operating costs to industrial, institutional & federal government entities.

        n. Heartland Energy Group - Natural gas commodity and management services company.

        o. Heartland Properties, Inc. - Real estate management and community development.

        p.  HES - Holding company with an ownership in ReGenCo LLC.

        q. IEA Delaware - Parent company for 3 gas and oil pipelines located in Texas.

        r.  IEI Barge Services Inc. - Barge terminal and hauling services.

        s. Industrial Energy Applications, Inc. - Commodities-based energy services.

        t.  Iowa Land & Building Company - Real estate purchasing.

        u.  Prairie Ridge Business Park, LP - Real estate holding company.

        v.  RMT, Inc. - Environmental consulting and engineering.

        w.  Schedin & Associates, Inc. - Energy consulting.

        x.  SVBK - Consulting firm.

        y. Transfer Services, Inc. (formerly IES Transfer Services Inc) - Operates storage facilities.

        z.  Village Lakeshares Inc. - Real estate and community development.

        aa. Whiting Petroleum Corporation - Crude oil production.

        bb. Williams Bulk Transfer - Bulk materials transloading & storage facility.